Exhibit (a)(5)(c)

Novo Nordisk announces the completion of the Forma Therapeutics acquisition

Bagsværd, Denmark, 14 October 2022 – Novo Nordisk announced today, that the acquisition of Forma Therapeutics Holdings, Inc. (Forma), announced on 1 September 2022, has been completed.

Following the expiration of Novo Nordisk’s cash tender offer for Forma, Novo Nordisk has today acquired all outstanding shares of common stock of Forma at a price of USD 20 per share in cash, without interest and less any applicable tax withholding.

Novo Nordisk has been advised by the depositary for the tender offer that a total of approximately 43,837,986 shares of Forma’s common stock were validly tendered and not validly withdrawn in the tender offer as of the tender offer expiration at one minute past 11:59 pm EST 13 October 2022, which represent approximately 91.5% of the total number of shares of Forma’s common stock outstanding.

Following the finalisation of the tender offer, Novo Nordisk completed the acquisition of Forma today through a merger of Novo Nordisk’s wholly owned subsidiary with and into Forma in which all shares not tendered into the offer were cancelled and converted into the right to receive cash equal to the USD 20 offer price per share, without interest, less any applicable tax withholding.

At the completion of the merger, Forma became a wholly owned subsidiary of Novo Nordisk. The common stock of Forma will no longer be listed or traded on the Nasdaq Global Select Market.

About the acquisition

For more information, please see:

Novo Nordisk to acquire Forma Therapeutics and expand presence in sickle cell disease and rare blood disorders

Novo Nordisk A/S Corporate Communication	Novo Allé 2880 Bagsværd Denmark	Tel: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 50,800 people in 80 countries and markets its products in around 170 countries. For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Further information

Media:
Ambre Brown Morley	+45 3079 9289	abmo@novonordisk.com
Natalia Salomao Abrahao (US)	+1 848 304 1027	niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Corporate Communication	Novo Allé 2880 Bagsværd Denmark	Tel: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90